4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE EXPANDS U.S. INTELLECTUAL PROPERTY PORTFOLIO

WINNIPEG, Manitoba – (June 2, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has been issued two new U.S. patents by the U.S. Patent and Trademark Office. With the addition of these two new patents, Medicure now has compiled a total of 15 U.S. patents.

Patent number 6,890,943, was issued for novel anti-ischemic compounds, and their use for the treatment of cardiovascular and related diseases. Medicure’s anti-ischemic program is focused on the development of second generation anti-ischemics to compliment Medicure’s lead product, MC-1. MC-1 is currently being investigated in the MEND-CABG Phase II/III study with patients undergoing coronary artery bypass graft surgery.

The second patent, 6,897,228, was issued for the use of Medicure’s novel anti-ischemic and antithrombotic compounds in the treatment of stroke, ischemia, neuroprotection and heparin induced thrombocytopenia (HIT). HIT is a common side effect of heparin treatment, and a potential target for Medicure’s antithrombotic compounds. Medicure’s lead antithrombotic drug candidate, MC-45308, is a unique compound that in preclinical testing has displayed simultaneous anti-platelet and anti-coagulant effects.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

Medicure currently has sufficient financial resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com